

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3030

February 9, 2009

Mr. Dorothy M. Cipolla
Chief Financial Officer
Lightpath Technologies, Inc.
2603 Challenger Tech Court, Suite 100
Orlando, FL 32826

      RE:   **Lightpath Technologies, Inc.**
             **Form 10-K for the fiscal year ended June 30, 2008**
             **Filed September 29, 2008**
             **File No. 0-27548**

Dear Ms. Cipolla:


      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


                   Sincerely,


                   Angela J. Crane
                   Accounting Branch Chief